Exhibit 99.2

Accelerating Growth as a Global Healthcare Company
Acquisition of Calliditas Therapeutics AB

Transcript, Asahi Kasei — Analyst Conference
28th May 2024 6:30 — 7:30pm

Tomoo Otsubo — Investor Relation Officer

Thank you very much for coming to this business briefing regarding acquisition of Calliditas Therapeutics AB hosted by Asahi Kasei. I am Otsubo from IR office. I’ll be serving as a facilitator today. For today’s agenda, we would like to give you a presentation and this will be followed by Q &A. We plan to end at 7:30 Japan time. Today we have interpretation service between English and Japanese. The materials that we will be using today are posted on our website. So please check our website. And we will be video recording today’s meeting. And along with the gist of the minutes, we will be uploading on our website, including Q&A.

Let me introduce our speakers today. President, Mr. Koshiro Kudo, Our CFO, Toshiyasu Horie, Vice Presidential Executive Officer and ZOLL medical chairman, Richard Packer, Asahi Kasei Pharma, President, Yoshikatsu Aoki, Executive Officer and Veloxis Pharmaceutical CEO, Mark Hensley.

There is one announcement to make. If you could flip one page, this is a disclaimer. Please check the wordings on the disclaimer. So let us begin. Kudo-san, over to you.

Mr. Koshiro Kudo — Asahi Kasei President and Representative Director

Hello everyone, good evening.

Once again, this is Kudo speaking. Canada Separator Investment, it took place on the 24th of April, and we had a management briefing on the 20th of May. And it’s been about one week, but we have people here, as well as some people accessing remotely. Thank you very much, despite your busy schedule. And this management briefing on the 20th of May, no one realized that we would be announcing within this one week of time. But we have considered this for a long time.

And therefore, we wanted to announce and report to you that we will be going through the TOB process. And the partner of acquisition is Calliditas. And through public tender offer, we have decided to acquire the company.

In 2019, fiscal year 2019, we have CEO here today, but Veloxis was acquired. And following this, this is an acquisition in the renal disease in U.S. market. So for this acquisition, including Richard Packer here, the team had considered and scrutinized this potential acquisition. And as a result, we found out that this has a very good compatibility with assets we have. So that is why we decided.

Calliditas has a strong presence in the renal disease area of the U.S. pharmaceutical market. It has been marketing Tarpeyo, a treatment for IgA nephropathy in the U.S. since 2021, and also has been growing significantly. And it is expected to continue to grow at a higher rate. The purchase price for the acquisition is approximately 173.9 billion yen. The tender offer will commence in July 2024 with closing targeted for September of the same year. After the acquisition, including the effects of future cost reductions and other measures to enhance profitability, it is expected to return to profitability in fiscal 2025 next year after amortization of goodwill and other items. The already launched formulation, Tarpeyo, is expected to achieve peak sales of more than $500 million in fiscal year 2025 and beyond, and is expected to be a growth driver in the global specialty pharma business going forward. Through this acquisition, we will expand our U.S. pharma business from renal transplantation to the renal disease area, expand our formulation and pipeline and increase the number of medical institutions we approach, which will greatly enhance our presence in the renal disease area. In particular, in sales and marketing, market access and business development by leveraging synergies with Veloxis’ Envarsus XR and VEL101 in the pipeline, in related area, we can expect to make further contributions to solve unmet medical needs in the renal disease area. As such, by focusing on specific disease areas where we can demonstrate our strength and contribute to society, and also by acquiring new growth drivers in the growing market of North America, we believe that our pharma business can grow as a global specialty pharmaceutical. And this will also lead to a sustainable value creation of the company.

This slide was presented at the management briefing held on May 20th. Let me briefly touch upon this. As you know, in our current midterm plan, “Be a trailblazer”, as our growth driving businesses, we have defined 10 growth years or GG10. As you can see in the healthcare, are critical care global specialty pharma and bioprocess. And they are positioned as first priority areas. Between fiscal year 2021 to 2024, about 15 billion yen profit growth is expected. Going forward, we will make active investments and make sure we capture steady returns.

This shows our growth strategy for global specialty pharma, which was shared also at the management briefing. I would like to briefly touch on it as well. Our pharma business has three characteristics. First, it focuses on niche specialty disease areas. Second, it is expanding globally with a focus on North America. And third, it has a global management structure. By focusing on niche disease areas, we do not directly compete with large pharmaceutical companies. The scale of our clinical trials is relatively small and it does not require a large sales force. While avoiding excess risks, we can operate a pharma business that is unique to Asahi Kasei, which has a diverse business portfolio. By focusing on our strengths and thoroughly pursuing high value add and efficiency, we can achieve high profitability. The acquisition of Calliditas is also in line with this policy. For the details, the members of the healthcare will explain after myself.

Richard A. Packer — Vice-Presidential Executive Officer and ZOLL Medical Chairman

Thank you, Kudo-san. I look forward to explaining the general strategy for healthcare. As you know, the healthcare mission is to become the third pillar of Asahi Kasei. As such, we need to be a major growth driver of the corporation. A number of years ago, in looking at that mission, we determined that the only way to get sufficient growth was to operate businesses in both the pharmaceutical area as well as the medical device area. And we have executed that strategy thus far. Doing so allowed us to take advantage of foundational elements that existed in both pharmaceuticals and in medical devices. It also gives us a diversified approach to a global healthcare company. We established exceedingly aggressive goals for ourselves, which we are executing, and right now we’re targeting 1,000 billion yen of revenue in 2030 with at least 20% operating income at that time.

Turning to the history of healthcare over the past few years, you can see that we’ve had quite a bit of success. We’ve achieved high growth in critical care and we’re accelerating in pharmaceuticals and in the medical area. You can see the graph on the left. When we started this strategy in 2011, from where we are right now, our revenue is five times as large. And there has been steady growth as we have added foundational elements, ZOLL Medical, Veloxis, and most recently, Bionova, which will allow us to expand in the bioprocess area.

In operating income, it is a similar story, only we are growing faster at the bottom line than we are even at the top line. You see from this graph that in fiscal year 2021-22, we suffered some good disruption and some bad disruption as a result of the pandemic and post-pandemic inflationary elements. You can see that in 2023 and projected in 2024, we will, again, be on a steady growth trajectory.

This is the execution map that we have followed as we have built our healthcare business. And today, we’re here to talk about the next big element, which is the addition of Calliditas. This is part of this year’s strategy to focus on expanding the scale of the pharmaceutical business as well as transforming our existing two companies into one integrated global pharma in the future. In parallel, we are ensuring that ZOLL has a path to continued high growth. And as I mentioned, we are transforming AK medical to a larger focus in the life science area, specifically in bioprocess. Eventually, we will explore another med-tech business. I think you can be confident in the execution of the Calliditas transaction based on the history that we have shown over the last 12 years of successfully growing all elements of our healthcare business.

Looking at the leadership, we’ve spent a quite a bit of focus in 2023, and we will in 2024, moving forward a new structure that allows us to operate more globally. On the left, you see that structure. We have transitioned to a single leader of healthcare that has allowed us to streamline our decision making as well as enhance the global focus of our healthcare efforts. We have also established a healthcare headquarters in the United States, with the United States being the center of innovation in healthcare as well as the largest healthcare market, we believe that putting our business development people primarily in the United States allows us to seize more growth opportunity. We find ourselves with a strong mix of international executives, and we believe that that mix of executive leadership will allow Calliditas to continue to grow under Asahi Kasei, as well as we look forward to adding the strength of the Calliditas people to our own existing human capital. With that, let me turn it over to Aoki-san to talk specifically about the pharma strategy.

Yoshikazu Aoki — Asahi Kasei Pharma President

Let me continue with a growth strategy for a global specialty pharma. Moving on to the next page, this is our growth strategy of global specialty pharma and as Kudo-san mentioned earlier, less risk but a special treatment is the focus. And let me be more specific, first of all, we would like to talk about the business area. Details will be mentioned in the next page but we will focus and target areas that are less competitive. Oncology, which is highly competitive, is not our target area. And we would like to focus on modest development probability and a smaller clinical trial size, if possible, with single phase three test. Those areas are so-called orphan treatment and high needs are the areas. Also, covered by fewer sales reps and marketing numbers, so we are not going after primary care. And by focusing on these, the clinical trials and R&D are the areas we want to invest in. For business development strategy, usually mega pharms are always the blockbusters, However, IgA nephropathy is an area where it is too small for big pharma, and too big for small biotech. In terms of management, instead of sending many Japanese experts, we want to have talented locals to operate and manage. And as a result, we would like to see a diversified senior management with different backgrounds.

These are our target areas: immunology, renal disease, organ transplantation, and severe infectious disease. They may appear to be siloed or independent, but on science-based, classified as immunology. Furthermore each disease is closely related to each other. On the middle part of the slide shows the already launched products of what we have. And for renal disease, we will have another product, Tarpeyo. Not only existing product, but codenames of pipelines are on the bottom. Eventually, this will serve as a source of revenue for us.

Moving on to the next page. In order to execute a growth strategy, we are transitioning to one Asahi Kasei Pharma. Veloxis and Asahi Kasei Pharma were independent, respectively, in U.S. and Japan. But from this year, we are shifting to one AK Pharma where the slogan here is one leader, one goal, one strategy. And one AK Pharma, CEO is going to be one leader, and will oversee the business units. By fiscal year 2025, we would like to complete this structure. And in doing so, Asahi Kasei and Veloxis and Calliditas will be combined. Sales target of this one AK pharma is shown on the right-hand side by fiscal year 2030, beyond 300 billion yen is our target.

This explains our Veloxis performance, which we acquired back in 2019. To your left, you see in FY2020, they are on PL of Asahi Kasai. And during this period, they have been showing quite a significant growth. The market itself, in terms of the kidney transplantation, the number is increasing. And as this market share explains, at the time of acquisition, it was 5.2% out of the tacrolimus in Envarsus XR’s share, but currently we have more than 20% of market share. Market is growing and also our market share is growing. Also in our pipeline we have VEL 101 which is the for the antibody and if we have completed phase I successfully and we are in phase II. Next it is about Calliditas that we are acquiring. Mark the CEO of Veloxis would like to explain.

Mark Hensley — Executive Officer and Veloxis Pharmaceuticals CEO

Thank you, Aoki-san.

I’m pleased to have the opportunity to discuss Calliditas with you and the company’s product Tarpeyo, an important treatment for IgA nephropathy. Tarpeyo is the first fully approved therapy specifically for this condition with approvals in the U.S., Europe and China. The medication represents a significant advancement for patients providing improved outcomes where there were previously limited options. Following full FDA approval in December of 2023, Tarpeyo now has the opportunity to address patients who are at risk for disease progression which expands the label and the eligible patient population. Lastly as Kudo-san mentioned earlier, we project that Tarpeyo will help generate an estimated 500 million dollars in revenue by the mid-2030s and that this acquisition will be accretive in fiscal year 2025, the first full year after acquisition.

Now let me provide you just a brief overview of IgA nephropathy. IgA nephropathy is caused by excess IgA antibodies leading to kidney damage. Common symptoms include blood in the urine, swelling, and high blood pressure. As the disease progresses, IgA deposits impair kidney function. This impairment of kidney function causes 20-40% of patients to develop kidney failure, requiring either dialysis or a kidney transplant. Tarpeyo is formulated to release budesonide, which is a type of steroid in the ileum of the intestine, directly targeting IgA production. This helps prevent the decline in kidney function, and you can see the phase three results on the right-hand side of the slide here. You can see a significant improvement in kidney function and biomarkers at 24 months following only nine months of treatment.

And lastly, on the next slide, the acquisition of Calliditas will enhance our presence in the U.S. nephrology market, where there is significant market potential with notable growth rates in these areas. By incorporating the Tarpeyo commercial team into our portfolio, we will be able to reach over 5,000 additional nephrologists, expanding our current reach beyond the transplant physicians we already target across the U.S. creating greater scale and presence in the nephrology space will enhance our business development efforts in renal diseases, driving further innovation and growth in the future. Now I’d like to turn it back to Kudo-san.

Mr. Koshiro Kudo — Asahi Kasei President and Representative Director

Please allow me to give you a word in closing. As explained, this acquisition of Calliditas will make our global specialty pharma business be more like Asahi Kasei, meaning that we are going to shift it to more profitable business model. And through this acquisition, the renal disease sector’s unmet medical needs will be solved. And we will be able to contribute to our group mission, which is to contribute to the global people’s life. And then eventually, we would like to improve a sustainable corporate value improvement, and also healthcare sectors profit improvement. We have already explained it our financial or disclosure but “Be like Asahi Kasei” is what we would like to pursue for.

Separator we started with snitch a product but it has grown significantly so with transition we are making a scheme to make sure that our product will be sold in the market and this acquisition of healthcare, this is a very niche a met need we have already acquired some companies and it has high affinity with our pharmaceutical or sector. We would like to link that to a high profitability which is really like Asahi Kasei. Asahi Kasei group is under very tough situation, but in 2024, finally, we are starting to see the recovery. And portfolio transition is what we are planning in 2024 and 2025. This transformation of a portfolio will require the significant change or rebuilding of an asset portfolio. And one of it is this Calliditas Tarpeyo, so I hope you understand our effort. That is all from us. Thank you very much.

Tomoo Otsubo — Investor Relation Officer

We would like to take questions from those at the venue right now, and this will be followed by people joining us remotely. So please raise your hand if you have any questions, and please use the hand button for those of you online.

We will call on you, so please unmute and speak up, and you don’t need to turn on your camera. And please indicate your name and your affiliation. We want to take questions from as many people as possible, so please limit to one question per person.

And if time allows, we will go around to take a second question. In Q &A, we will be translating. In order to precisely and accurately translate, please speak slowly and be concise. Those of you who are on Japanese line, please ask in Japanese, and those of you on English line, please ask in English.

And if you’re done with the question, please lower your hand with the button. So, now... we would like to take the questions. So please raise your hand if you have any. The person sitting in front, please.

Mr. Miyamoto from SMBC Nikko Securities:

Q: Thank you very much for the explanation. 173.9 billion yen, I think this is largest scale for your acquisition, and 86% is the premium. I’d like to know the details. To be more specific, peak sales is 500 million or in excess. And earlier, you will achieve this number in mid-2030. What would be the growth curve? And Novartis and Otsuka, there are competitive drugs that may be launched. What are your advantages? And when will the patent expire, including Tarpeyo? Please give me the details.

Yoshikazu Aoki — Asahi Kasei Pharma President

A: Thank you. Okay, I would like to talk about the competitive landscape. Tarpeyo — when it comes to IgA nephropathy, it will be from mild, to severe. And the receptor is covering the severe, and also Otsuka and Novartis, they have antibody drugs, and antibodies will cover severe symptoms.

So, we have a line between and relatively speaking, even with a new launch, a Tarpeyo will have its own unique positioning. And your third question was about patent. The patent for this drug, it’s based on steroid. There’s no patent for API, however a patent for in-blood and also using the formulation. We do have — it does have a strong patent, so it has a lot of patents. We have checked through due diligence. And in up to 2040, we believe that the patents will remain to be effective.

For, sales and operating profit, yes, we will discern, and we will discount the net present value and still we believe that this will be a good acquisition for us. That’s why we made the decision.

Toshiyasu Horie — CEO of Asahi Kasei

A: You mentioned about the earnings and how we view this earnings. So let me take that part of the question. First of all, based on Japan accounting system, that is what we adopt. For this business, as was mentioned earlier, in 2025, fiscal year 2025, this will turn into black. And this is like a single Oaks case. And the details, the breakdown. Yes, this is a very detailed plan. And there is an allowance even. From second year onwards, even after amortization, we will be in black. It’s highly likely. And it is still growing at the same time. In the third year, Japanese accounting revenue, even under that system, we will be able to achieve three digits. And at the time of the peak, this will be a major contributor. And it is highly likely that it will be a main contributor. It’s reliable, solid, and this plan is quite trustworthy. That’s all.

Mr. Miyamoto from SMBC Nikko Securities:

Q: Peak sales, 500 million. That’s middle of 2030. Is that what you said?

Toshiyasu Horie — CEO of Asahi Kasei

A: Yes, that’s right. And in 2030s, as we go into 2030s, that will be about the level.

Mr. Miyamoto from SMBC Nikko Securities:

Yes, I’m looking forward to it. Thank you.

Tomoo Otsubo — Investor Relation Officer:

Are there any other questions from the floor? It seemed that there are no further questions from this floor. We would like to accept questions from the online participants. Morgan Stanley, Mr. Watabe, please.

Mr. Watabe from Morgan Stanley MUFG Securities:

Q: I’m Watabe from Morgan Stanley. Good evening. Compared to other drugs, the urinary protein reduction effect seems to be weaker. When it comes to your drugs, it will have 29% reduction. But the future drugs, show some 40% effectivity. From that effect, it seems that your impact is lower. And some of the drugs coming into the market are expecting to grow like $1 billion or more than that. If those drugs come into the market, what is your superiority over those potential drugs coming into the market?

Mark Hensley — Executive Officer and Veloxis Pharmaceuticals CEO

A: Thank you for the question. Just as a reminder right now, Tarpeyo is the only FDA approved, fully approved drug for IgA nephropathy. The drugs that are under development currently have anticipated approval rates several years from today. And for now, we believe that Calliditas is likely the only product to be approved with the exception of the drugs that are supportive care.

In terms of looking at proteinuria reduction and then the other competitors, certainly Tarpeyo’s benefit we believe is that is an oral medication. It’s easy to take. It is going to be the first one that is approved. And, while it is a relatively high-priced medication in the United States, we expect that the other drugs under development to be significantly higher priced and slightly harder to use for patients in terms of needing an injection.

And we think our position is good. Certainly we’re suggesting about 500 million or so in peak revenue. As you alluded to, some of those others may have billion-dollar potential. But this is a big space with many patients who progress slowly over time. And we think there’s a good place for Tarpeyo to be used.

Mr. Watabe from Morgan Stanley MUFG Securities:

Thank you. There is a difference between the oral drug and the injection you have the difference and also your unit price will be lower and others will be highly priced. So that is your differentiation. That’s what I understood.

Tomoo Otsubo — Investor Relation Officer

Okay, moving on to the next question. Nomura Securities, Okazaki-san, please.

Mr. Okazaki from Nomura Securities

Q: Yes, this is Okazaki speaking from Nomura Securities. About the formulation, I have a question. Renal diseases are the focus area and in that case, those unrelated pipelines, what are you thinking about them? I also would like to know Calliditas’ strength. And also, what kind of synergies are you looking for?

Mark Hensley — Executive Officer and Veloxis Pharmaceuticals CEO

A: I think your first question was around the pipeline for Calliditas in setanixib, and so that program has currently three indications ongoing in Phase 2. One of those phase two programs has recently read out data in head and neck cancer. That program is not strategic to our current global focus and we would likely look to license that indication out. However, the two other additional indications in PBC (primary biliary cholangitis) as well as Alport syndrome are part of our global strategy. And so depending upon the results of those phase two programs, we would decide whether or not to take those forward.

As it relates to your second question in terms of the strength of Calliditas, obviously we at Veloxis are a U.S.-based kidney transplant team. The Calliditas team also has a commercial platform of about 100 commercial employees focused on selling Tarpeyo in the U.S. and that’s something that we would like to leverage as we look to expand further into nephrology.

In addition to that, we do, as Aoki-san presented earlier, have several assets in the pipeline that we expect to enter into Phase 2 globally in the coming years. And that will require some human capital in the European countries in order to help us develop those drugs through global trial. And Sweden, or Calliditas has a headquarters in Sweden that we plan to keep those, many of those employees there to help us continue the R &D going forward.

In addition to your synergy question, our plan is post-merger integration to evaluate both companies and put together the best, U.S.-based operation that can be efficient and effective as we go forward for both assets. And so that likely will create some cost reduction in the near future, but we don’t have the numbers on that today.

Tomoo Otsubo — Investor Relation Officer

Thank you. Moving on to the next question, Mr Umebayashi from Daiwa Securities.

Mr. Umebayashi from Daiwa Securities

Q: I’m Umebayashi from Daiwa Securities. Congratulations on this announcement. What was the benefit of this merger from Calliditas’ standpoint and from when did you start the approach to Calliditas?

Mark Hensley — Executive Officer and Veloxis Pharmaceuticals CEO

A: I think we have been following the company for a long time. From a non-confidential perspective, our BD effort between the global pharma group has a long list of companies that we’re interested in that meet our criteria and that and then a short list that continuously changes depending upon how conversations are going.

Calliditas has been on that list for some time now. And over the course of a few years, we developed our understanding of their business and became comfortable enough to approach them and start having confidential discussions, which helped happen relatively recently.

During the course of that discussion, I think we got very comfortable with the kind of business that they had, and we made an offer in order to acquire that business, and they accepted it.

I think that’s about as simple as I can make the process. I think we’re generally aligned in terms of the kind of benefit we’re trying to bring to the world, and certainly Calliditas has done that with the first ever approved therapy in IgA nephropathy.

And in terms of commercial operations in the U.S., we find that to be very attractive, as well as the R &D footprint they have in Europe. Rick, make anything to add?

Richard A. Packer — Vice-Presidential Executive Officer and ZOLL Medical Chairman

A: Yeah, so this is Rick Packer.

I think, Mark, we can speak a little bit to our own experience of joining Asahi Kasei to try to provide some insight as to why Calliditas may have chosen to join us. Both Mark and I are senior executives of companies that chose to join Asahi Kasei.

And both of us chose to join Asahi Kasei because there was a good cultural fit. There was strong respect for the mission that we had within our respective companies, and an understanding that we would be allowed the freedom to continue to execute to that mission.

And that’s a very attractive scenario for companies, CEOs, or executives that have grown up in their company, built a company, and have the opportunity to continue forward with that mission, and I think that’s why certainly the people at ZOLL were excited about joining Asahi Kasei, and I believe, Mark, that’s why the people at Veloxis were excited about joining Asahi Kasei.

Now, we’re all public companies, ZOLL, Veloxis, Calliditas, our responsibility is to our shareholder, so there certainly is an economic element of the decision. We need to get a strong return for our shareholders, which certainly we did for ZOLL, Mark did for Veloxis, and Renee is now doing for Calliditas, but even with the financial considerations, we all assess where we are going to end up, and Asahi Kasei’s method of managing the companies in the healthcare space that we have acquired is very, very attractive, which is why both Mark and I are still executives in Asahi Kasei.

Mr. Umebayashi from Daiwa Securities

Thank you very much for your detailed explanation, I understood.

Tomoo Otsubo — Investor Relation Officer

So, I think we went around, so maybe we can make a second round, so at this venue, if you have any additional questions, please raise your hand. The person sitting in front. Thank you.

Mr. Miyamoto from SMBC Nikko Securities

Q: I am Miyamoto from SMBC Nikko Securities. In the current midterm management plan for healthcare, EU business establishment and you are seeking additional opportunity. And in EU, this is not EU pharma, but rather expanding a renal area in U.S. What’s the background? And also in the future, is it possible for you to make a major acquisition in EU?

Richard A. Packer — Vice-Presidential Executive Officer and ZOLL Medical Chairman

A: To operate globally, which means that we would like to be able to acquire assets that we can sell in Japan, that we can sell in the United States and ultimately we can sell in Europe.

But first, we need to reach a certain scale so that we can be self -sustaining in terms of our own development pipeline. So that is the priority for transactions such as Calliditas. As Mark mentioned, Calliditas does give us a small footprint in the development space for Europe, which we don’t have now and is good. We will fully expect to do additional M&A in the pharma space once we show that we have been successful with Calliditas . And ideally, if we could find a company that has a commercial footprint in Europe that is within our therapeutic areas of interest, that would be the best. If we needed to build that commercial footprint over time ourselves based on the assets that we can bring to the EU, we would also do that.

Tomoo Otsubo — Investor Relation Officer

Thank you. The person sitting at the back end of this room

Mr. Nishihria from Okasan Securities

Q: I am Nishihira from Okasan Securities, I have one question about the Veloxis.

The sales channel of Veloxis, would they be able to handle Tarpeyo? And also, for Calliditas sales channels, would they be able to sell in Envarsus XR, meaning that those two products will accelerate the sales amount? That kind of sales synergy, whether you are able to see that opportunity or not.

Mark Hensley — Executive Officer and Veloxis Pharmaceuticals CEO

A: Thank you for the question. We aren’t totally sure yet, meaning we didn’t put any value in the model for those synergies to occur. But what we do know is that kidney transplant patients do suffer from IgA nephropathy. And we also know that many transplant patients end up in community nephrology clinics that are also treating IgA nephropathy.

We think there’s probably some synergy or value in both of those areas. We plan to fully explore that as we go through the post-merger integration and find the right balance between in Envarsus and Tarpeyo sales teams.

Tomoo Otsubo — Investor Relation Officer

Thank you very much. Okay, thank you. So once again, back to online participants.

Okazaki-san from Nomura Securities.

Mr. Okazaki from Nomura Securities

Q: Yes, this is Okazaki speaking. Thank you very much for the second opportunity. What is the total value of goodwill and intangible assets? The total acquisition price minus net asset seems right but please let us confirm. And I don’t know if you could disclose this, but this intangible asset, what’s the period of amortization? For instance, fiscal year 2024 or in 2025, you are going into black. What will be the goodwill in those years? And also in 2025, you will turn into profit. And what will be the top -line revenue? And also, Horie-san, you said in 2026 Asahi Kasei will reach the three-digit operating profit. So that’s more than $10 billion. Is that correct? Please confirm.

Toshiyasu Horie — CEO of Asahi Kasei

A: Yes, thank you very much for the questions. The acquisition cost out of this amount, a lot of it, first of all, intangible asset, IP, is quite big, so this accounts for a big amount. Under a Japanese accounting system, during the patent period, we do amortize. And for the goodwill, the remaining amount, so we can apply 20 year period amortization, but very close to patent period, even if we look at it conservatively, we will be able to gain profit. So that’s the approach we’re taking.

And your second question from third year, three digit. So fully achieve three-digit. So Japanese accounting system generating operating profit, yes, that is correct. And top line, I cannot mention the exact number. However, we talked about exceeding 500 million. That is the peak period. But compared to the peak period, 70% or so, even with 70%, we will be able to generate that level of profit.

Mr. Okazaki from Nomura Securities

Three-digit in Japanese yen means two digits in billions. And you mentioned 20-year plus for the patent period.

Toshiyasu Horie — CEO of Asahi Kasei

Well, in that sense, patent 12 years, we’re calculating under 12 years. So up to 2035.

Mr. Okazaki from Nomura Securities

Intangible assets will be aligned with that period.

Toshiyasu Horie — CEO of Asahi Kasei

Yes, basically.

Mr. Okazaki from Nomura Securities

Okay, that’s all. Thank you very much.

Tomoo Otsubo — Investor Relation Officer

Thank you very much. We do not see any other hand raised, but this is a good opportunity.

If there are any additional questions we would like to entertain, we still have some time left. It seems that there are no further questions. So, excuse me, we do have hand raised from the online participants.

Mr.Omura from UBS Securities

Q: I am Omura from UBS Securities. Your management standpoint, that is my question. This is a very large amount of acquisition. And also, you reach out to us. recently announced the separator investment. It seems that you have been quite busy dealing with many investment projects internally. In coming few years, I would like to ask about your internal structure which deals with this kind of large or major project parallelly running at the same time. So how are you able to handle this?

Koshiro Kudo — President

A: We have three to grow and be profitable which means that we will be able to sustainably run the new product and also this business, the management. And what’s important in this is, of course, the housing. That is a cash cow, cash generating and health care. At the time of M&A, it will utilize the cash, but that will eventually become a very strong cash generator.

Unfortunately, from the accounting standpoint, from the operating income standpoint in 2022, it was like 130, and in 2023, about 140. And it’s quite low, not satisfied with those numbers. And this year, we are returning to 180 level.

The accounting operating income and cash generation, and our operating income level and our cash generation capability are a little bit far separated. And in the end of my closing comment, I mentioned about the portfolio transformation, and at the management announcement or financial announcement, I mentioned that about it.

We might think about some divestiture of the business. And if we are able to do that, it will generate the cash or the amount that will bring us with 100 to 200 billion. And this acquisition price can be offset with that. And the separator, as mentioned earlier, our total investment is 180 billion, but the cash out is about 50%. of it with separator. So it seems that this is progressing as we plan. So our base is to grow and bring profit and also portfolio transformation and replacement of the asset portfolio will bring us better position in the market. And this M&A was determined based on our serious deliberation. So cash balance and financial balance are always considered very carefully before we determine this kind of acquisition.

Mr. Omura from UBS Securities

Q: When it comes to the competitors, if you compare against other competitors’ management, the number of M&A under Asahi Kasei is much more than the others. So, M&A project team, how different are you from other competitors? If you have any significant characteristic about your M&A organization, could you elaborate on that?

Koshiro Kudo — President

A: Well, it is very difficult to clearly mention our uniqueness, but as we do the M&A, the most important thing is how familiar you are about the market that you would like to obtain, and also the connoisseur sense is very important, and the human talent or human resource that have that kind of connoisseur and the knowledge are very important.

So, we have the Veloxis and the U.S. company, we have the capability of this M&A and also connoisseur sense have already been in our team, and we have passionate CEOs or the executives in our company. And those CEOs who have passion in their business are part of the company, and that is a great asset for us. Last year, excuse me, the year before, Polypore was impaired, but the management was not really engaged to the company, and after our acquisition, the management style has been changed.

And upon deciding M&A, I think that is very important. So, the passion of the CEO of the company that we acquire, and also the buyer side must have the kind of connoisseur capability. Well understood.

Tomoo Otsubo — Investor Relation Officer

Thank you very much. Thank you. So, I guess it is time. So, we would like to close Q &A session. With this, today’s briefing session, welcome to an end. Despite your busy schedule, thank you very much for coming.